SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


             First Union Real Estate Equity and Mortgage Investments
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                                (Name of Issuer)


                   Shares of Beneficial Interest, $1 par value
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                         (Title of Class of Securities)


                                    337400105
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                                 (CUSIP Number)


               Talton R. Embry c/o Magten Asset Management Corp., 410 Park Avenue, New York, NY 10022, (212) 813-0900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 25, 2003
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  337400105
           ---------------------

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Magten Asset Management Corp.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [X]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS

     AF

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

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               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          458,000
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    458,000
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     458,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.6%

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14   TYPE OF REPORTING PERSON

     CO

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

CUSIP No.  337400105
           ---------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Talton R. Embry

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [_] (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY



--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

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               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          1,987,600
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

                    1,987,600

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,987,600

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [-]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%

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14   TYPE OF REPORTING PERSON

     IN

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

CUSIP No.  337400105
            ---------------------

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Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is: Shares of Beneficial Interest

     The name and address of the principal executive and business office of the Issuer is:

     First Union Real Estate Equity and Mortgage Investments
     1212 Avenue of the Americas
     18th Floor
     New York, New York 10036

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Item 2.  Identity and Background.

     This statement is being filed on behalf of Magten Asset Management Corp. ("Magten"), a Delaware corporation, and Talton R. Embry (together, the "Reporting Persons"). Magten has investment discretion over certain managed accounts of its investment advisory clients and certain private investment funds for which it serves as general partner or investment manager. Mr. Embry is a managing director and the sole shareholder of Magten. The principal office of the Reporting Persons is at 410 Park Avenue, New York, New York 10022.

     Mr. Embry has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mr. Embry has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Talton R. Embry is a citizen of the United States of America.
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Item 3.  Source and Amount of Funds or Other Consideration.

     The  Shares  of  Beneficial   Interest   were   purchased  in  open  market
transactions using funds of the Reporting Persons investment advisory clients.

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Item 4.  Purpose of Transaction.

     The Shares of Beneficial Interest deemed to be beneficially owned by the Reporting Persons are held for investment purposes. Notwithstanding the foregoing, one of the Reporting Persons, Mr. Embry, is a member of the Board of Directors of the Issuer and as such has had discussions with Management. On June 25, 2003, the Voting Agreement attached as an appendix to Amendment No. 2 to this Schedule 13D filed on February 14, 2002 was terminated. As a result of such termination, the Reporting Persons are no longer deemed to beneficially own 5,841,233 Shares of the Issuer that are owned by other parties to such Voting Agreement.

     Except as described above, the Reporting Persons do not have any plan or proposal which relates to, or would result in, any of the actions enumerated in
Item 4 of the instructions to the Schedule 13D. The Reporting Persons reserve the right to acquire additional Shares, dispose of all or some of the Shares from time to time, or continue to hold the Shares.

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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Magten and Mr. Embry are deemed to beneficially own 458,000 and 1,987,600(1) Shares, respectively. Based on information supplied by the Issuer, as of June 25, 2003 there were 28,973,128(2) Shares outstanding. Therefore, Magten and Mr. Embry are deemed to beneficially own 1.6% and 6.9%, respectively of the outstanding Shares. The Reporting Persons have the shared power to vote or direct the vote of all 1,987,600 Shares. The Reporting Persons have the power to dispose of or direct the disposition of all 1,987,600 Shares. There were no transactions in the Shares effected by the Reporting Persons during the sixty days prior to June 25, 2003 through the date of this filing.

--------
1 This excludes 5,841,233 Shares of the Issuer that were subject to the Voting Agreement (which was terminated on June 25, 2003) attached as an appendix to Amendment No. 2 to this Schedule 13D filed on February 14, 2002, and that are not owned directly or indirectly by Mr. Embry.

2 The number of Shares outstanding on June 25, 2003 is equal to 34,814,361 (as reported by the Issuer in Form 10-K dated March 31, 2003) less 5,841,233 Shares repurchased by the Issuer that were subject to the Voting Agreement attached as an appendix to Amendment No. 2 to this Schedule 13D filed on February 14, 2002.



     The Reporting Persons may be deemed to be beneficial owners of the Shares. Pursuant to Rule 13d-4 promulgated under the Securities Exchange Act of 1934, the Reporting Persons hereby declare that the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are the beneficial owners of the Shares.

     Investment advisory clients of the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Item 4.

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Item 7.  Material to be Filed as Exhibits.

     1. An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

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                                    SIGNATURE

     The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.


                                                          July 8, 2003
                                                  ------------------------------
                                                            (Date)

                                                  MAGTEN ASSET MANAGEMENT CORP.

                                                  By:    /s/ Talton R. Embry
                                                  ------------------------------
                                                           (Signature)


/s/ Talton R. Embry                           Talton R. Embry, Managing Director
------------------------------                ----------------------------------
    Talton R. Embry                                        (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                      Exhibit A

                                    AGREEMENT

     The undersigned agree that this Amendment No. 4 to Schedule 13D dated July 8, 2003 relating to the Shares of Beneficial Interest of First Union Real Estate Equity and Mortgage Investments shall be filed on behalf of the undersigned.

                                              MAGTEN ASSET MANAGEMENT CORP.

                                                  By: /s/ Talton R. Embry
                                          ------------------------------
                                                          Talton R. Embry
                                                          Managing Director

                                                     /s/ Talton R. Embry
                                          ------------------------------
                                                         Talton R. Embry



01651.0001 #415496